Fax

RECEIVED

2007 JUN 11 A 11:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	John Armstrong	**Date:**	11 June 2007
Pages:			
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find two announcements made on the London Stock Exchange.

07024336

Yours faithfully

John Armstrong
Assistant Company Secretary

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

dlw 6/12

LIBERTY INTERNATIONAL

June 11, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Share Incentive Plan – Purchase of Dividend Shares" and "Site Visit by South African Investors".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

SHARE INCENTIVE PLAN – PURCHASE OF DIVIDEND SHARES

The Company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs. The trustee of the SIP received a final dividend in respect of the SIP shares held in trust, and the trustee utilised the dividend to purchase, on 1 June 2007, additional 'Dividend' shares for the benefit of the SIP participants. Eleven of the participants of the SIP are Executive Directors or PDMRs and the Dividend shares purchased on their behalf, at a price of £12.265 per share were as follows:

	Dividend Shares
Directors:	
David Fischel	54
Aidan Smith	54
Kay Chaldecott	54
Richard Cable	54
Ian Hawksworth	3
PDMRs:	
Bill Black	54
Martin Ellis	39
Caroline Kirby	45
Gary Marcuccilli	54
Susan Folger	52
Hugh Ford	26

Susan Folger
Company Secretary

5 June 2007

File No. 82-34722

LIBERTY INTERNATIONAL PLC

SITE VISIT BY SOUTH AFRICAN INVESTORS AND ANALYSTS TO UK - 11TH - 13TH JUNE 2007

A number of South African investors and analysts will be visiting some Liberty International properties in the UK over the next three days, during which presentations will be made on the properties and development plans.

These presentations contain no material new information on current trading or future financial performance.

Liberty International is listed on the London Stock Exchange with a secondary listing on the JSE Securities Exchange South Africa.

11 June 2007

ENQUIRIES:

Susan Folger
Company Secretary
Tel: +44 20 7887 7000

Nick Williams
College Hill, South Africa
Tel: + 27 (0) 11 447 3030

10481

END